SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

PROPOSAL TO BE SUBMITTED FOR THE DELIBERATION OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON SEPTEMBER 30, 2013

To the Shareholders of
Companhia Siderúrgica Nacional

The Extraordinary Shareholders’ Meeting to be held on September 30, 2013 will resolve on: (i) the merger, by the Company, of its subsidiary Florestal Nacional S.A., a corporation headquartered at Avenida Brigadeiro Faria Lima nº 3.400, 20º andar, parte, Sala Volta Redonda, Itaim Bibi, CEP 04538-132, in the city and state of São Paulo, inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 09.295.323/0001-24 and with its articles of association filed at the São Paulo State Commercial Registry (“JUCESP”) under no. (NIRE) 35-3.0039121.7 (“Florestal Nacional”), (ii) the merger, by the Company, of the spun-off net assets of CSN Cimentos S.A., a corporation headquartered at Rodovia BR 393 (Lúcio Meira) s/n, Km 5,001, Vila Santa Cecília, CEP 27260-390, in the city of Volta Redonda, state of Rio de Janeiro, inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 42.564.807/0001-05 and with its articles of association filed at the Rio de Janeiro State Commercial Registry under no. (NIRE) 333.000.897.72 (“CSN Cimentos”); and (iii) the merger, by the Company, of the spun-off net assets of Companhia Metalúrgica Prada, headquartered at Rua Engenheiro Francisco Pita Brito nº 138, CEP 04753-900, in the city and state of São Paulo, inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 56.993.900/0001-31 and with its articles of association filed at the JUCESP under no. (NIRE) 35-3.0004858.0 (“Prada”).

Thus, the Company’s Management proposes:

(i)      to approve (a) the Protocol and Justification of Merger of Florestal Nacional S.A. by Companhia Siderúrgica Nacional (“Florestal Protocol and Justification”); (b) the Protocol and Justification of the Partial Spin-off of CSN Cimentos S.A. and the Merger of the Spun-off Portion by Companhia Siderúrgica Nacional (“Cimentos Protocol and Justification”); and (c) the Protocol and Justification of the Partial Spin-off of Companhia Metalúrgica Prada and the Merger of the Spun-off Portion by Companhia Siderúrgica Nacional (“Prada Protocol and Justification”) (“Corporate Operations”) (Exhibit I);

(ii)     to approve and ratify the hiring of APSIS CONSULTORIA E AVALIAÇÕES LTDA. (“APSIS”), a specialized company responsible for the appraisal reports of Florestal Nacional’s net equity to be transferred to CSN and the net assets to be spun-off by CSN Cimentos and Prada;

(iii)    to approve aforementioned appraisal reports of Florestal Nacional’s net equity and the net assets to be spun-off by CSN Cimentos and Prada; and

(iv)    to approve: (a) the merger of Florestal Nacional, (b) the merger of the net assets spun off by CSN Cimentos, and (c) the merger of the net assets spun off by Prada, pursuant to the terms and conditions established in the Florestal Protocol and Justification, Cimentos Protocol and Justification and Prada Protocol and Justification, respectively;

All the information required by Article 21 of Instruction 481 of December 17, 2009 issued by the CVM - Brazilian Securities and Exchange Commission regarding APSIS, the specialized company recommended by the Company to prepare the above-mentioned appraisal reports is detailed in Exhibit II of this proposal.

All the documents related to the material on the agenda are available to shareholders at the Company’s headquarters, as well as on the websites of the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br), the BM&FBovespa – Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br) and the Company (www.csn.com.br/ri).

BENJAMIN STEINBRUCH

Chairman of the Board of Directors

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

EXHIBIT I

•         Protocol and Justification of Merger of Florestal Nacional S.A. by Companhia Siderúrgica Nacional

•         Protocol and Justification of the Partial Spin-off of CSN Cimentos S.A. and the  Merger of the Spun-off Portion by Companhia Siderúrgica Nacional

•         Protocol and Justification of the Partial Spin-off of Companhia Metalúrgica Prada . and the Merger of the Spun-off Portion by Companhia Siderúrgica Nacional

PROTOCOL AND JUSTIFICATION OF THE MERGER OF

FLORESTAL NACIONAL S.A. BY COMPANHIA SIDERÚRGICA NACIONAL

By this instrument and in accordance with the law, hereinafter jointly referred to as “Parties”,

A.          The Executive Officers of FLORESTAL NACIONAL S.A., headquartered at Avenida Brigadeiro Faria Lima nº 3.400, 20º andar, parte, Sala Volta Redonda, Itaim Bibi, CEP 04538-132, in the city and state of São Paulo, inscribed in the roll of corporate taxpayers under no. 09.295.323/0001-24 and with its articles of association filed at the São Paulo State Commercial Registry (“JUCESP”) under no. (NIRE) 35-3.0039121.7, hereinafter referred to simply as “Florestal”; and

B.    The Executive Officers of COMPANHIA SIDERÚRGICA NACIONAL, headquartered at Avenida Brigadeiro Faria Lima nº 3.400, 15º andar, parte e 19º e 20º andares, Itaim Bibi, CEP 04538-132, in the city and state of São Paulo, inscribed in the roll of corporate taxpayers under no. 33.042.730/0001-04 and with its articles of association filed at Rio de Janeiro State Commercial Registry under no. (NIRE) 35-3.0039609.0, hereinafter simply referred to as “CSN”,

AGREE to sign this “Protocol and Justification of the Merger of Florestal Nacional S.A. by Companhia Siderúrgica Nacional” (“Protocol and Justification”), containing the reasons for and the conditions through which Florestal will be merged by CSN, pursuant to Articles 223 to 227 of Law 6404/1976 (“Corporate Law”), as well as CVM Instruction 319/99 (“CVMI 319”).

1.            JUSTIFICATION OF THE MERGER

1.1.         The operation that is the object of this Protocol and Justification consists of the merger of Florestal aiming to centralize assets in CSN. Given that CSN retains one hundred per cent (100%) of the shares issued by Florestal and that the value of its equity is completely reflected in CSN’s equity, the merger of Florestal’s equity by CSN will naturally help improve the existing management structure, simplifying operations and reducing management costs and expenses.

1.2.         The merger of Florestal by CSN was carefully analyzed in meetings held by the Parties’ management, technical departments and legal counsel, who concluded that the operation will result in economic benefits for both companies, in addition to the advantages mentioned above.

1.3.         In view of the foregoing and considering that the analyses performed show (i) that this is the most opportune moment for the operation and (ii) that there are no factors preventing the realization of the operation, the managements of both Parties decided to set forth the conditions for the merger of Florestal by CSN.

2.            PROTOCOL OF THE MERGER

2.1.         All goods comprising Florestal’s assets, for the purposes of this merger, will be considered and appraised at their book value.

2.2.         The reference date for the merger is August 31, 2013 (“Reference Date”), pursuant to the balance sheet drawn up by Florestal precisely for this purpose (“Balance Sheet”).

2.3.         All the assets to be absorbed by CSN are recorded, and Florestal’s goods, rights and obligations, which comprise the equity to be merged by CSN, are those described in detail in the Appraisal Report.

2.4.         The Appraisal Report of the shareholders’ equity to be merged by CSN must be received by September 12, 2013.

2.5.         The Extraordinary Shareholders’ Meetings of Florestal and CSN to approve this merger operation must be held by September 30, 2013.

2.6.         Changes in Florestal’s equity as of the Reference Date of the operation will be recorded and, as such, recognized by CSN, which will be the universal successor of Florestal in all rights and obligations, in accordance with Article 227 of Corporate Law.

2.7.         Any legal acts occurring between the date of this Protocol and Justification and the approval of the merger and undertaken in the name of Florestal, due to prior commitments or management reasons, will be valid for all legal purposes.

2.8.         Ad referendum to the Extraordinary Shareholders’ Meetings, the Managements of the Parties hereby designate the specialized company APSIS CONSULTORIA E AVALIAÇÕES LTDA., a privately-held company headquartered at Rua da Assembleia nº 35, 12º andar, in the city and state of Rio de Janeiro inscribed in the roll of corporate taxpayers under no. 08.681.365/0001-30 and in the Rio de Janeiro State Regional Accountancy Council under no. 005112/O-9 (“APSIS”), to appraise Florestal’s equity to be merged by CSN. Having been previously informed of its possible designation, APSIS representatives declared that there was no current or potential conflict or communion of interest between the appraisers and either of the Parties in relation to the merger corporate merger operation, pursuant to Article 5, Paragraph I of CVMI 319.

2.9.         In accordance with Article 224, Paragraphs I, IV and VI of Corporate Law, the Parties clarify that, as Florestal’s equity is already reflected in CSN through equity results, given that the latter is the sole shareholder of Florestal, the transfer of Florestal’s entire equity to CSN will not result in an increase in CSN’s capital stock, an issue of shares or amendments to its By-laws.

2.10.       Consequently, exchange ratios do not apply, the ownership structure of CSN being identical to that prior to the corporate merger operation.

2.11.       Given that (i) CSN retains all the shares issued by Florestal, (ii) the merger will not result in a capital increase by CSN, (iii) there will be no change in CSN shareholders’ interests due to the merger and (iv) the provisions of Official Notice 273/2013 issued by the Brazilian Securities and Exchange Commission’s Corporate Relations Oversight Department, CSN is exempt from (a) preparing the comparative appraisal reports mentioned in Article 264 of Corporate Law; (b) publishing the Material Fact referred to in Article 2 of CVMI 319 in a newspaper; and (c) preparing financial statements audited by independent auditors, in compliance with Article 12 of CVMI 319.

2.12.       CSN will maintain its headquarters and branches. However, Florestal’s premises, where it is headquartered, will be extinguished due to the merger.

2.13.       As a result of the merger, Florestal will be extinguished, and CSN management will be responsible for all write-down procedures, including those related to the extinction of shares representing Florestal’s capital stock, pursuant to Article 226, Paragraph 1 of Corporate Law, the necessary adjustments and changes to be made to CSN's accounting registers.

2.14.   Any and all expenses arising from the equity appraisal will be borne by CSN.

In witness whereof, the Parties have executed this agreement in six (6) counterparts of equal form and content in the presence of two (2) witnesses.

São Paulo, September 10, 2013.

Parties:

_________________________________________________________

FLORESTAL NACIONAL S.A.

_________________________________________________________

COMPANHIA SIDERÚRGICA NACIONAL

Witnesses:

1. ___________________________                           2. ___________________________

Name:                                                                                  Name:

Taxpayer’s ID (CPF/MF):                                                Taxpayer’s ID (CPF/MF):

PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPIN-OFF OF

 CSN CIMENTOS S.A. AND THE MERGER OF THE SPUN-OFF PORTION

BY COMPANHIA SIDERÚRGICA NACIONAL

By this instrument and in accordance with the law, hereinafter jointly referred to as “Parties”,

A.  The Executive Officers of CSN CIMENTOS S.A., headquartered at Rodovia BR 393 (Lúcio Meira) s/n., Km 5,001, Vila Santa Cecília, CEP 27260-390, in the city of Volta Redonda, state of Rio de Janeiro, inscribed in the roll of corporate taxpayers under no. 42.564.807/0001-05 and with its articles of association filed at Rio de Janeiro State Commercial Registry under no. (NIRE) 333.000.897.72, hereinafter referred to simply as “Cimentos”; and

B.   The Executive Officers of COMPANHIA SIDERÚRGICA NACIONAL, headquartered at Avenida Brigadeiro Faria Lima nº 3.400, 15º andar, parte e 19º e 20º andares, Itaim Bibi, CEP 04538-132, in the city and state of São Paulo, inscribed in the roll of corporate taxpayers under no. 33.042.730/0001-04 and with its articles of association filed at Rio de Janeiro State Commercial Registry under no. (NIRE) 35-3.0039609.0, hereinafter simply referred to as “CSN”,

AGREE to sign this “Protocol and Justification of the Partial Spin-off of CSN Cimentos S.A. and the Merger of the Spun-off Portion by Companhia Siderúrgica Nacional” (“Protocol and Justification”), containing the reasons for and the conditions through which the spun-off net assets of Cimentos will be transferred to CSN, pursuant to Article 223 and the paragraphs attached thereto, and Article 229 of Law 6404/1976 (“Corporate Law”), as well as CVM Instruction 319/99 (“CVMI 319”).

1.                  JUSTIFICATION OF THE PARTIAL SPIN-OFF AND MERGER OF THE SPUN-OFF PORTION

1.1.            Given that Cimentos’ assets include corporate interests and certain other elements which are no longer necessary for the fulfillment of its corporate purpose (“Spun-off Assets”), the spin-off of these Cimentos assets and their consequent merger by CSN (“Corporate Operation”) will result in the functional optimization of both companies.

1.2.            Given that CSN retains one hundred per cent (100%) of the shares issued by Cimentos and that the value of its net assets is already reflected in CSN’s equity, the merger of the Spun-off Assets will naturally help improve the equity management of CSN and its subsidiaries.

1.3.      The partial spin-off and the resulting merger of the Spun-off Assets by CSN was carefully analyzed in meetings held by the Parties’ management, technical departments and legal counsel, who concluded that the Corporate Operation will result in economic benefits for both companies, in addition to the advantages mentioned above.

1.4.      In view of the foregoing and considering that the analyses performed show (i) that this is the most opportune moment for the Corporate Operation and (ii) that there are no factors preventing the realization of the Corporate Operation, the managements of both Parties decided to set forth the reasons and main conditions for the partial spin-off of Cimentos and the merger of the Spun-off Assets by CSN.

2.                  PROTOCOL OF THE PARTIAL SPIN-OFF AND MERGER OF THE SPUN-OFF PORTION

2.1.      All goods comprising the Spun-off Assets of Cimentos which will be merged by CSN will be considered and appraised at their book value.

2.2.      The reference date for the partial spin-off and the merger of the Spun-off Assets is August 31, 2013 (“Reference Date”), pursuant to the balance sheet drawn up by Cimentos precisely for this purpose (“Balance Sheet”).

2.3.      In accordance with Article 224, Paragraph II of Corporate Law, the portion of Cimentos to be spun-off and merged by CSN comprises the following assets and liabilities recorded in the Balance Sheet on the Reference Date of the Corporate Operation:

CSN CIMENTOS S.A.	PRO FORMA ACCOUNTING STATEMENTS
BALANCE SHEET (R$)	BALANCES ON 8/31/2013	NET ASSETS TO BE SPUN-OFF	PRO FORMA BALANCES AFTER SPIN-OFF
CURRENT ASSETS	506,560,579.70	104,415,695.89	402,144,883.81
Cash and cash equivalents	34,377,714.94		34,377,714.94
Trade accounts receivable	324,622,557.03		324,622,557.03
Payable to employees	161,181.93		161,181.93
Advances	104,571,948.57	104,415,695.89	156,252.68
Taxes recoverable	9,430,649.53		9,430,649.53
Inventories	33,287,426.00		33,287,426.00
Prepaid expenses	109,101.70		109,101.70
NON-CURRENT ASSETS	724,390,231.40	140,447,024.98	583,943,206.42
LONG-TERM ASSETS	164,702,644.68	46,560,040.98	118,142,603.70
Trade accounts receivable	42,447,283.98		42,447,283.98
Advances	188,063.51		188,063.51
Guarantees and deposits	5,395,601.75		5,395,601.75
Payable to employees	84,445.01		84,445.01
Taxes and contributions recoverable	5,677,562.25		5,677,562.25
Deferred income tax and social contribution	110,527,272.31	46,560,040.98	63,967,231.33
Prepaid expenses	382,415.87		382,415.87
PERMANENT ASSETS	559,687,586.72	93,886,984.00	465,800,602.72
INVESTMENTS	150,671,778.00	93,886,984.00	56,784,794.00
Investment in Usiminas	150,671,778.00	93,886,984.00	56,784,794.00
PROPERTY, PLANT AND EQUIPMENT	408,195,515.27	-	408,195,515.27
INTANGIBLE ASSETS	820,293.45	-	820,293.45
TOTAL ASSETS	1,230,950,811.10	244,862,720.87	986,088,090.23
CURRENT LIABILITIES	65,521,028.97	469,109.00	65,051,919.97
Loans and financings	14,686,526.93		14,686,526.93
Trade accounts payable	10,700,996.71	469,109.00	10,231,887.71
Payroll and related charges	2,487,074.37		2,487,074.37
Taxes payable	16,407,224.13		16,407,224.13
Advances	416,751.69		416,751.69
Other liabilities	457,442.46		457,442.46
Provisions	20,365,012.68		20,365,012.68
NON-CURRENT LIABILITIES	18,452,055.74	-	18,452,055.74
LONG-TERM LIABILITIES	18,452,055.74	-	18,452,055.74
Trade accounts payable	15,767,299.86		15,767,299.86
Provisions	34,469.07		34,469.07
Contingent liabilities	2,650,286.81		2,650,286.81
SHAREHOLDERS' EQUITY	1,146,977,726.39	244,393,611.87	902,584,114.52
Capital stock	1,325,313,887.49	220,412,818.06	1,104,901,069.43
Comprehensive income	33,322,700.45	23,980,793.81	9,341,906.64
Accrued income/ losses	(211,658,861.55)		(211,658,861.55)
TOTAL LIABILITIES	1,230,950,811.10	244,862,720.87	986,088,090.23

2.4.      The Appraisal Report of the Spun-off Assets to be absorbed by CSN must be received by September 12, 2013.

2.5.      The Extraordinary Shareholders’ Meetings of Cimentos and CSN to approve the Corporate Operation must be held by September 30, 2013.

2.6.      Changes in equity in the Spun-off Assets of Cimentos as of the Reference Date of the Corporate Operation will be recorded in CSN, which will be the universal successor of the Spun-off Assets, pursuant to Article 229, paragraph 1 of Corporate Law. However, it is hereby stipulated that, in accordance with Article 233, sole paragraph of Corporate Law, CSN will only be liable for those obligations transferred as part of  the Spun-off Assets and will not be jointly or severally liable for Cimentos’ other obligations.

2.7.      Any legal acts occurring between the date of this Protocol and Justification and the approval of the Corporate Operation and undertaken in the name of Cimentos, due to prior commitments or management reasons, even if related to goods comprising the Spun-off Assets will be valid for all legal purposes.

2.8.      Ad referendum to the Extraordinary Shareholders’ Meetings, the Managements of the Parties hereby designate the specialized company APSIS CONSULTORIA E AVALIAÇÕES LTDA., a privately-held company headquartered at Rua da Assembleia nº 35, 12º andar, in the city and state of Rio de Janeiro inscribed in the roll of corporate taxpayers under no. 08.681.365/0001-30 and in the Rio de Janeiro State Regional Accountancy Council under no. 005112/O-9 (“APSIS”), to appraise the Spun-off Assets. Having been previously informed of its possible designation, APSIS representatives declared that there was no current or potential conflict or communion of interest between the appraisers and either of the Parties in relation to the Corporate Operation, pursuant to Article 5, Paragraph I of CVMI 319.

2.9.      In accordance with Article 224, Paragraphs I, V and VI of Corporate Law, the Parties clarify that, as Cimentos’ equity is already reflected in CSN’s equity through equity results, given that the latter is the sole shareholder of Cimentos, the transfer of Cimentos' Spun-off Assets to CSN will not result in an increase in CSN’s capital stock, an issue of shares or amendments to its By-laws.

2.10.    Consequently, exchange ratios do not apply, the ownership structure of the involved companies being identical to that prior to the Corporate Operation.

2.11.    Pursuant to Article 224, Paragraphs IV and V of Corporate Law, due to the partial spin-off and consequent transfer of the Spun-off Assets to CSN, Cimentos’ capital stock will be reduced from one billion, three hundred twenty-five million, three hundred thirteen thousand, eight hundred and eighty-seven reais and forty-nine centavos (R$1,325,313,887.49) to one billion, one hundred four million, nine hundred one thousand and sixty-nine reais and forty-three centavos (R$1,104,901,069.43), resulting in a capital reduction of two hundred twenty million, four hundred twelve thousand, eight hundred and eighteen reais and six centavos (R$220,412,818.06), with no cancellation of shares issued by Cimentos, it being incumbent upon the aforementioned Extraordinary Shareholders’ Meeting of Cimentos to approve the partial spin-off, and also to resolve on the resulting amendment to the article in Cimentos' By-laws defining its capital stock in order to reflect the respective reduction.

2.12.    CSN will maintain its headquarters and branches, given that the merger of the Spun-off Assets does not involve the merger of any Cimentos premises, either headquarters or branches.

2.13.    Given (i) that CSN retains all the shares issued by Cimentos, (ii) that the Corporate Operation will not result in a capital increase by CSN, (iii) that there will be no change in CSN shareholders’ interests due to the Corporate Operation and (iv) the provisions of Official Notice 269/2013 issued by the Brazilian Securities and Exchange Commission’s Corporate Relations Oversight Department, CSN is exempt from (a) preparing the comparative appraisal reports mentioned in Article 264 of Corporate Law; (b) publishing the Material Fact referred to in Article 2 of CVMI 319 in a newspaper; and (c) preparing financial statements audited by independent auditors, in compliance with Article 12 of CVMI 319.

2.14.   Any and all expenses arising from the equity appraisal will be borne by CSN.

In witness whereof, the Parties have executed this agreement in six (6) counterparts of equal form and content in the presence of two (2) witnesses.

São Paulo, September 10, 2013.

Parties:

_________________________________________________________

CSN CIMENTOS S.A.

_________________________________________________________

COMPANHIA SIDERÚRGICA NACIONAL

Witnesses:

1. ___________________________             2. ___________________________

Name:                                                            Nome:

ID (RG):                                                        ID (RG):

Taxpayer’s ID (CPF/MF):                            Taxpayer’s ID (CPF/MF):

PROTOCOL AND JUSTIFICATION OF THE PARTIAL SPIN-OFF OF

COMPANHIA METALÚRGICA PRADA AND THE MERGER OF THE SPUN-OFF PORTION BY COMPANHIA SIDERÚRGICA NACIONAL

By this instrument and in accordance with the law, hereinafter jointly referred to as “Parties”,

A.  The Executive Officers of COMPANHIA METALÚRGICA PRADA, headquartered at Rua Engenheiro Francisco Pita Brito nº 138, CEP 04753-900, in the city and state of São Paulo, inscribed in the roll of corporate taxpayers under no. 56.993.900/0001-31, and with its articles filed at the São Paulo State Commercial Registry (“JUCESP”) under no. (NIRE) 35-3.0004858.0 hereinafter referred to simply as “Prada”; and

B.   The Executive Officers of COMPANHIA SIDERÚRGICA NACIONAL, headquartered at Avenida Brigadeiro Faria Lima nº 3.400, 15º andar, parte e 19º e 20º andares, Itaim Bibi, CEP 04538-132, in the city and state of São Paulo, inscribed in the roll of corporate taxpayers under no. 33.042.730/0001-04 and with its articles of association filed at Rio de Janeiro State Commercial Registry under no. (NIRE) 35-3.0039609.0, hereinafter simply referred to as “CSN”,

AGREE to sign this “Protocol and Justification of the Partial Spin-off of Companhia Metalúrgica Prada and the Merger of the Spun-off Portion by Companhia Siderúrgica Nacional” (“Protocol and Justification”), containing the reasons for and the conditions through which the spun-off net assets of Prada will be transferred to CSN, pursuant to Article 223 and the paragraphs attached thereto, and Article 229 of Law 6404/1976 (“Corporate Law”), as well as CVM Instruction 319/99 (“CVMI 319”).

3.      JUSTIFICATION OF THE PARTIAL SPIN-OFF AND MERGER OF THE SPUN-OFF PORTION

3.1.            Given that Prada’s assets include corporate interests and certain other elements which are no longer necessary for the fulfillment of its corporate purpose (“Spun-off Assets”), the spin-off of these Prada’s assets and their consequent merger by CSN (“Corporate Operation”) will result in the functional optimization of both companies.

3.2.            Given that CSN retains one hundred per cent (100%) of the shares issued by Prada and that the value of its net assets is already reflected in CSN’s equity, the merger of the Spun-off Assets will naturally help improve the equity management of CSN and its subsidiaries.

1.3.      The partial spin-off and the resulting merger of the Spun-off Assets by CSN was carefully analyzed in meetings held by the Parties’ management, technical departments and legal counsel, who concluded that the Corporate Operation will result in economic benefits for both companies, in addition to the advantages mentioned above.

1.4.      In view of the foregoing and considering that the analyses performed show (i) that this is the most opportune moment for the Corporate Operation and (ii) that there are no factors preventing the realization of the Corporate Operation, the managements of both Parties decided to set forth the reasons and main conditions for the partial spin-off of Prada and the merger of the Spun-off Assets by CSN.

4.                  PROTOCOL OF THE PARTIAL SPIN-OFF AND MERGER OF THE SPUN-OFF PORTION

2.1.      All goods comprising the Spun-off Assets of Prada which will be merged by CSN will be considered and appraised at their book value.

2.2.      The reference date for the partial spin-off and the merger of the Spun-off Assets is August 31, 2013 (“Reference Date”), pursuant to the balance sheet drawn up by Prada precisely for this purpose (“Balance Sheet”).

2.3.      In accordance with Article 224, Paragraph II of Corporate Law, the portion of Prada to be spun-off and merged by CSN comprises the following assets and liabilities recorded in the Balance Sheet on the Reference Date of the Corporate Operation:

CIA METALÚRGICA PRADA	PRO FORMA ACCOUNTING STATEMENTS
STATEMENT OF FINANCIAL POSITION (R$)	BALANCES ON 8/31/2013	NET ASSETS TO BE SPUN-OFF	PRO FORMA BALANCES AFTER SPIN-OFF
CURRENT ASSETS	396,805,772.56	19,318,583.92	377,487,188.64
Cash and cash equivalents	9,949,533.25		9,949,533.25
Trade accounts receivable	143,431,395.08	19,306,681.77	124,124,713.31
Securities receivable	37,630,981.17		37,630,981.17
Payable to employees	370,003.95		370,003.95
Advances	4,017.02		4,017.02
Taxes recoverable	7,044,880.58		7,044,880.58
Inventories	197,245,498.37		197,245,498.37
NON-CURRENT ASSETS	360,174,804.06	82,913,358.62	277,261,445.44
LONG-TERM ASSETS	86,949,795.33	27,047,592.62	59,902,202.71
Compulsory loans	203,027.95		203,027.95
Amounts receivable	25,632,580.82		25,632,580.82
Guarantees and deposits	8,248,074.18		8,248,074.18
Securities receivable	25,573,733.40		25,573,733.40
Deferred taxes	315,472.92	70,686.56	244,786.36
Deferred income tax and social contribution	26,976,906.06	26,976,906.06	-
PERMANENT ASSETS	273,225,008.73	55,865,766.00	217,359,242.73
INVESTMENTS	133,733,118.58	55,865,766.00	77,867,352.58
Investment in Usiminas	55,865,766.00	55,865,766.00	-
Goodwill from investments - CBL	138,728,006.25		138,728,006.25
Impairment - CBL	(60,860,653.67)		(60,860,653.67)
PROPERTY, PLANT AND EQUIPMENT	137,855,398.48	-	137,855,398.48
INTANGIBLE ASSETS	1,636,491.67	-	1,636,491.67
TOTAL ASSETS	756,980,576.62	102,231,942.54	654,748,634.08
CURRENT LIABILITITES	309,056,742.39	82,961,601.30	226,095,141.09
Trade accounts payable	266,871,157.82	82,907,903.57	183,963,254.25
Payroll and related charges	11,912,341.88		11,912,341.88
Taxes payable	5,958,245.43		5,958,245.43
Advances	2,809,221.37		2,809,221.37
Accounts payable	1,519,421.74	53,697.73	1,465,724.01
Other liabilities	1,182,929.32		1,182,929.32
Provisions	3,745,294.83		3,745,294.83
Contingent liabilities	15,058,130.00		15,058,130.00
NON-CURRENT LIABILITIES	199,060,018.61	5,000,000.00	194,060,018.61
LONG-TERM LIABILITIES	199,060,018.61	5,000,000.00	194,060,018.61
Advance on future capital increase - CSN	5,000,000.00	5,000,000.00	-
Accounts payable	8,092,591.29		8,092,591.29
Provisions	185,967,427.32		185,967,427.32
SHAREHOLDERS' EQUITY	248,863,815.62	14,270,341.24	234,593,474.38
Capital stock	769,845,140.74	1,000.00	769,844,140.74
Capital reserves	24,378,829.49		24,378,829.49
Comprehensive income	14,269,341.24	14,269,341.24	-
Accrued income/ losses	(559,629,495.85)		(559,629,495.85)
TOTAL LIABILITIES	756,980,576.62	102,231,942.54	654,748,634.08

2.4.      The Appraisal Report of the Spun-off Assets to be absorbed by CSN must be received by September 12, 2013.

2.5.      The Extraordinary Shareholders’ Meetings of Prada and CSN to approve the Corporate Operation must be held by September 30, 2013.

2.6.      Changes in equity in the Spun-off Assets of Prada as of the Reference Date of the Corporate Operation will be recorded in CSN, which will be the universal successor of the Spun-off Assets, pursuant to Article 229, paragraph 1 of Corporate Law. However, it is hereby stipulated that, in accordance with Article 233, sole paragraph of Corporate Law, CSN will only be liable for those obligations transferred as part of the Spun-off Assets and will not be jointly or severally liable for Prada other obligations.

2.7.      Any legal acts occurring between the date of this Protocol and Justification and the approval of the Corporate Operation and undertaken in the name of Prada, due to prior commitments or management reasons, even if related to goods comprising the Spun-off Assets will be valid for all legal purposes.

2.8.      Ad referendum to the Extraordinary Shareholders’ Meetings, the Managements of the Parties hereby designate the specialized company APSIS CONSULTORIA E AVALIAÇÕES LTDA., a privately-held company headquartered at Rua da Assembleia nº 35, 12º andar, in the city and state of Rio de Janeiro inscribed in the roll of corporate taxpayers under no. 08.681.365/0001-30 and in the Rio de Janeiro State Regional Accountancy Council under no. 005112/O-9 (“APSIS”), to appraise the Spun-off Assets. Having been previously informed of its possible designation, APSIS representatives declared that there was no current or potential conflict or communion of interest between the appraisers and either of the Parties in relation to the Corporate Operation, pursuant to Article 5, Paragraph I of CVMI 319.

2.9.      In accordance with Article 224, Paragraphs I, V and VI of Corporate Law, the Parties clarify that, as Prada’s equity is already reflected in CSN’s equity through equity results, given that the latter is the sole shareholder of Prada, the transfer of Prada's Spun-off Assets to CSN will not result in an increase in CSN’s capital stock, an issue of shares or amendments to its By-laws.

2.10.    Consequently, exchange ratios do not apply, the ownership structure of the involved companies being identical to that prior to the Corporate Operation.

2.11.    Pursuant to Article 224, Paragraphs IV and V of Corporate Law, due to the partial spin-off and consequent transfer of the Spun-off Assets to CSN, Prada’s capital stock will be reduced from seven hundred sixty-nine million, eight hundred forty-five thousand, one hundred and forty reais and seventy-four centavos (R$769,845,140.74) to seven hundred sixty-nine million, eight hundred forty-four thousand, one hundred and forty reais and seventy-four centavos (R$769,844,140.74), resulting in a capital reduction of one thousand reais (R$1,000.00), with no cancellation of shares issued by Prada, it being incumbent upon the aforementioned Extraordinary Shareholders’ Meeting of Prada to approve the partial spin-off, and also to resolve on the resulting amendment to the article in Prada’s By-laws defining its capital stock in order to reflect the respective reduction.

2.12.    CSN will maintain its headquarters and branches, given that the merger of the Spun-off Assets does not involve the merger of any Prada premises, either headquarters or branches.

2.13.    Given (i) that CSN retains all the shares issued by Prada, (ii) that the Corporate Operation will not result in a capital increase by CSN, (iii) that there will be no change in CSN shareholders’ interests due to the Corporate Operation and (iv) the provisions of Official Notice 269/2013 issued by the Brazilian Securities and Exchange Commission’s Corporate Relations Oversight Department, CSN is exempt from (a) preparing the comparative appraisal reports mentioned in Article 264 of Corporate Law; (b) publishing the Material Fact referred to in Article 2 of CVMI 319 in a newspaper; and (c) preparing financial statements audited by independent auditors, in compliance with Article 12 of CVMI 319.

2.14.    Any and all expenses arising from the equity appraisal will be borne by CSN.

In witness whereof, the Parties have executed this agreement in six (6) counterparts of equal form and content in the presence of two (2) witnesses.

São Paulo, September 10, 2013.

Parties:

_________________________________________________________

COMPANHIA METALÚRGICA PRADA

_________________________________________________________

COMPANHIA SIDERÚRGICA NACIONAL

Witnesses:

1. ___________________________             2. ___________________________

Name:                                                            Name:

ID (RG):                                                        ID (RG):

Taxpayer’s ID (CPF/MF):                            Taxpayer’s ID (CPF/MF):

EXHIBIT II

INFORMATION ON THE APPRAISERS

(pursuant to Article 21 of CVM Instruction 481 of December 17, 2009)

1. List of appraisers recommended by the Management

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a privately-owned company, headquartered at Rua da Assembleia nº 35, 12º andar, in the City and State of Rio de Janeiro, inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 08.681.365/0001-30 and registered with the Rio de Janeiro State Regional Accounting Council (CRC/RJ) under no. 005112/O-9 (“APSIS”).

2. Description of the capabilities of the recommended appraisers

The company has been operating in the market since the 1970s, providing integrated equity consulting services for companies in Brazil and abroad. Registration: CRC/RJ-005112/O-9.

The appraisals are carried out by a highly qualified multidisciplinary team in line with market changes and needs, in accordance with international accounting standards (IFRS), issued and amended by the International Accounting Standards Board (IASB), and the standards issued by the Brazilian Accounting Pronouncements Committee (CPC), as well as other pertinent standards and regulations. The company is a member of the Brazilian Committee of Business Appraisers (CBAN) and the National Association of Finance, Management and Accounting Executives (ANEFAC), and is fully qualified to issue an appraisal report at book value of the merged company's net equity, in accordance with the prevailing rules.

3. Copy of the work and compensation proposals of the recommended appraisers
See Exhibit A.

4.                  Description of any relevant relationship in the last three (3) years between the recommended appraisers and parties related to the Company, as defined by the accounting rules governing this subject.

APSIS has no contractual relationship with CSN Group companies that could jeopardize its independence in relation to the execution of this work.

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

EXHIBIT A

PROPOSAL FOR SERVICES

APSIS CONSULTORIA E AVALIAÇÕES LTDA.

(pursuant to item 3 of Exhibit 21 of CVM Instruction 481 of December 17, 2009)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 26, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.